Exhibit 1.9

CDC Games Increases Its Shareholding in 17game to 100%

First step of building critical mass for CDC Games to be an independent standalone company

Hong Kong, Beijing and Atlanta 23 March 2006 — CDC Games Limited, a wholly owned subsidiary of China.com Inc, a business unit of CDC Corporation (NASDAQ: CHINA) announced that it has increased its shareholding of Beijing 17game Network Technology Co., Ltd. (“17game”) from 48% to 100%.

CDC Games will purchase a total of 52% of 17game, in the form of 27% cash and 73% restricted shares of China.com for a total purchase price of US$18 million. The share consideration will vest over the next two years. The founders of 17game will remain with the company and will continue to work with China.com’s management team to expand the online game business and drive synergy between it and China.com’s other operating units.

17game is a leading massive multiplayer online role-playing games (MMORPG) provider with a robust track record in launching and distributing successful online games for the China market. Its latest online game, Yulgang, was one of the fastest-growing MMORPGs in China in 2005. The game was noted by 17173.com as the second most popular MMORPG among over 50 new online games launched in China in 2005 and also named by China e-Game Industry Association as the most innovative game of 2005.

Yulgang pioneered the “free-to-play and pay-for-virtual merchandise” business model for MMORPGs in China and set the ever increasing trend for the move to this business model by other leading online games companies in China. Since its commercial launch in July 2005, Yulgang’s subscribers have increased to approximately 15 million as at the end of Q4 2005. Peak concurrent users surpassed 260,000 in Q4 2005, representing an increase of 38.9% from Q3 2005, with average concurrent users per day of 162,000 in Q4 2005, up 33.9% from 121,000 in Q3 2005. The average number of virtual merchandises sold per day was 28,000 in Q4 FY2005, up 65% from 17,000 in Q3 FY2005. Further, there are 36 server groups throughout China in Q4 FY2005 supporting the company’s online games, up 33% from 27 server groups in Q3 FY2005.

The success of Yulgang continues to grow in February 2006, with net revenues of approximately RMB14.6 million (US$1.8 million), representing an increase of 43% over the previous month. The average amount of virtual merchandises sold per day was approximately RMB516,000 (US$63,700), up 54% over the previous month. As of early March 2006, Yulgang recorded over 300,000 peak concurrent users representing a 15.4% increase from 260,000 in Q4 2005 and 19 million registered users up 26.7% from 15 million as at the end of Q4 2005. Yulgang has enjoyed an operating profit of approximately 25% for the past 2 quarters.

The increase of China.com’s ownership in 17game to 100% is a natural extension of a successful partnership the two companies have forged to deliver the best online gaming experience to their customers. The acquisition is expected to facilitate China.com’s integration of its online game business with the existing portal and MVAS units, and solidify China.com’s position as one of the leading MMORPG operators in China.
“We are extremely pleased with the promising results the 17game team has delivered with the strong performance of Yulgang over the past months. We are delighted to bring 17game fully under the China.com family through our increased ownership. This acquisition demonstrates our commitment to the rapidly growing online gaming market in China and is just another step in our aggressive growth strategy to build CDC Games into the market leader for online and mobile games in China,” said Albert Lam, CEO of China.com Inc.
17game will be operated under CDC Games Limited, a wholly-owned subsidiary of China.com which was created in 2005 as part of China.com’s strategic review, to hold all of its assets and strategic alliances related to online and mobile games. In the next year, CDC Games plans to widen its market coverage through penetration into China’s secondary cities, build a broader portfolio of games and selectively acquire synergistic and earnings accretive gaming companies in China. CDC Games will aim for double-digit growth by both leveraging Yulgang’s growing base of 19 million registered users and its extensive national coverage and support infrastructure of 36 server groups for organic growth while employing its strong cash position to make targeted acquisitions. CDC Games are currently in discussions with several MMORPG and casual game companies in China. Mr. Lam states “We believe that this acquisition represents the first step of building critical mass for CDC Games and will enhance its competitive position. We hope to spin off CDC Games as an independent standalone company focused on the fast growing online games market in China to unlock value for our shareholders.”

About CDC Games
CDC Games Limited is focused on building a diversified mix of online game assets and strategic alliances and is a wholly owned subsidiary of China.com Inc.

About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website http://www.cdccorporation.net

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (formerly chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: the ability of China.com Inc to grow its online game business both organically and through targeted acquisitions; the ability to realize strategic objectives by taking advantage of market opportunities; the ability to make changes in business strategy, development plans and product offerings; and the unlocking of shareholder value through capital market events and regulatory developments in China. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Media Relations Ida Ho Corporate Communications Manager China.com Inc. Tel: (852) 2237 7181 Fax: (852) 2571 0410 e-mail: ida.ho@hk.china.com	Investor Relations Craig Celek Vice President, Investor Relations CDC Corporation Tel: 1 (212) 661 2160 Fax: 1 (646) 827 2421 e-mail: craig.celek@cdccorporation.net